UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of November 2006

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                         Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

               The following document is being filed with this 6-K
                         report and is attached hereto.

Press Release dated November 16, 2006 announcing the termination of Quinenco's ADR Program in the United States

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[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
For further information contact:
Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                      QUINENCO ANNOUNCES THE TERMINATION OF
                      ITS ADR PROGRAM IN THE UNITED STATES

November 16, 2006 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) announced that its Board of Directors at its meeting today resolved to terminate Quinenco's ADR program with the Bank of New York, as depositary, delist its ADSs from the New York Stock Exchange (NYSE) and eventually pursue deregistration with the Securities and Exchange Commission (SEC). It is expected that the termination of the ADR program will be effective on or about January 6, 2007, immediately after which the NYSE will stop trading the ADSs.

The Board's rationale for terminating the ADR program and delisting from the NYSE is based on a number of factors, the most important being:

            o Currently, less than 5% of Quinenco's outstanding shares are held by ADR shareholders;

            o     Quinenco is seeking to optimize its operating expenses.

Quinenco's shares will continue to trade on the Chilean Stock Exchanges.

On December 1, 2006, Quinenco will provide formal notice to the Bank of New York that its ADR program will be terminated. Once the Bank of New York receives formal notice of the termination of the ADR program, it will establish a termination date for the Deposit Agreement (the termination date), which will be no sooner than 30 days from the date of that notice and is estimated to occur on or about January 6, 2007. Upon termination, holders of ADRs will have 90 days to decide if they would like to exchange their ADRs for ordinary shares of Quinenco. If a holder of ADRs does not exchange its shares within the 90 day holding period, the Bank of New York will be authorized to sell the remaining shares and deliver to such holder the net proceeds from the sale of its shares.

In order to terminate Quinenco's ADR program in the above time frames, Quinenco and the Bank of New York have agreed to modify the Deposit Agreement under which the ADRs were issued in order to decrease the required holding period from one year to 90 days. In addition, the Deposit Agreement will be amended to allow the Bank of New York to sell any remaining shares at the end of the holding period on a reasonable efforts basis.

Notwithstanding the termination of the ADR program and delisting from the NYSE, Quinenco will continue to comply with SEC reporting requirements unless and until its securities are deregistered with that entity.

   Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                           By: /s/ Luis Fernando Antunez
                                              ----------------------------------
                                           Name: Luis Fernando Antunez
                                           Title: Authorized Representative

Dated: November 16, 2006